U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

-------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

Symbol Technologies, Inc.
-------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

One Symbol Plaza
-------------------------------------------------------------------------------
                                    (Street)

Holtsville                            NY                  11742
-------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


-------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol


@pos.com, Inc. (OTCBB:epos)
-------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


11-2308681
-------------------------------------------------------------------------------
4.   Statement for Month/Year


[September 16,] 2002
-------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


-------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

                     ____________________________________

-------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by One Reporting Person
     [x]  Form filed by More than One Reporting Person
-------------------------------------------------------------------------------


===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:    7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct   Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or   Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect Beneficial
Title of Security                     Date          ------------   Amount        or     Price    (Instr. 3      (I)      Ownership
(Instr. 3)                            (mm/dd/yy)     Code    V                   (D)             and 4)         (Instr.4) Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $0.001
per share                             9/16/02       J(1)         9,780,278 shares  A     $0.21(1)                 I       See (1)
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

* If the form is filed by more than one Reporting Person, see Instructions 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)                    (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                                     10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
                 2.                                                                                      Deriv-     of
                 Conver-                      5.                              7.                         ative      Deriv-  11.
                 sion                         Number of                       Title and Amount           Secur-     ative   Nature
                 or                           Derivative    6.                of Underlying     8.       ities      Secur-  of
                 Exer-                4.      Securities    Date              Securities        Price    Bene-      ity:    In-
                 cise        3.       Trans-  Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially   Direct  direct
                 Price       Trans-   action  or Disposed   Expiration Date   ----------------  Deriv-   Owned      (D) or  Bene-
1.               of          action   Code    of(D)         (Month/Day/Year)           Amount   ative    at End     In-     ficial
Title of         Deriv-      Date     (Instr. (Instr. 3,    ----------------           or       Secur-   of         direct  Owner-
Derivative       ative       (Month/  8)      4 and 5)      Date     Expira-           Number   ity      Month      (I)     ship
Security         Secur-      Day/     ------  ------------  Exer-    tion              of       (Instr.  (Instr.    (Instr. (Instr.
(Instr. 3)       ity         Year)    Code V  (A) (D)       cisable  Date     Title    Shares   5)       4)         4)      4)
-----------------------------------------------------------------------------------------------------------------------------------

$3,500,000    $2,100,000(1) 9/16/02  J(1)        $2,100,000 At any  12/31/02 Common  9,780,278          $705,309.09  D
Amended and                                                  time             Stock,
Restated                                                                      par
Convertible                                                                   value
Promissory                                                                    $0.001
Note made                                                                     per
by @pos.com, Inc.                                                             share
and Crossvue, Inc.
in favor of Symbol
Technologies, Inc.
(1)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
===================================================================================================================================

(1) As of September 16, 2002, @pos.com, Inc. (the "Company") owed $2,805,309.09 in outstanding principal and interest under the $3,500,000 Amended and Restated Convertible Promissory Note (the "Note") made by the Company and Crossvue, Inc. in favor of Symbol Technologies, Inc. ("Symbol"), convertible on such date into 17,263,834 shares of Common Stock. On September 16, 2002, Symbol converted $2,100,000 of outstanding principal and interest under the Note into 9,780,278 shares of Common Stock and such shares were issued directly to Symbol Acquisition Corp., a wholly owned subsidiary of Symbol. The Note was convertible into such number of shares of Common Stock as was equal to the product of (A) a fraction, the numerator of which was the then-outstanding balance of the Note (including accrued and unpaid interest) and the denominator of which was $5,000,000 and (B) the number of shares of Common Stock outstanding on a fully diluted basis.

Explanation of Responses:

On August 12, 2002, Symbol, Symbol Acquisition Corp. and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in connection therewith, the Note was made by the Company in favor of Symbol. The Note was provided out of Symbol's working capital and permitted the Company to repay in full all of the borrowings outstanding under the Convertible Promissory Note dated June 25, 2002 held by Hand Held Products Inc. and provided additional working capital to the Company until the transactions contemplated by the Merger Agreement are to be consummated.

Pursuant to the Merger Agreement, on August 19, 2002, Symbol Acquisition Corp. commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Common Stock at a purchase price of $0.46 per share, net to the seller in cash. The tender offer expired at 12:00 midnight on September 16, 2002. Subject to the terms and conditions set forth in the Merger Agreement, following the consummation of the Offer, Symbol Acquisition Corp. shall be merged with and into the Company, with the Company continuing as the surviving corporation in such merger.

Symbol Technologies, Inc.

By:  /s/Leonard Goldner                                  September 17, 2002
---------------------------------------------            ----------------------
       ** Signature of Reporting Person                         Date
Name:  Leonard Goldner
Title  Executive Vice President and
       General Counsel

Symbol Acquisition Corp.

By:  /s/Leonard Goldner                                  September 17, 2002
---------------------------------------------            ----------------------
       ** Signature of Reporting Person                         Date
Name:  Leonard Goldner
Title  Vice President, Secretary and
       Assistant Treasurer


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                         Page 2